Computershare

82-1357

05012076

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com

October 7, 2005

SUPPL

BY COURIER

United States Securities & Exchange Commission
Office of International Corporate Finance
Stop 3 - 9
450 - 5th Street N.W.
Washington, D.C. USA 20549

Y/Ref.: 9969-5

PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 26 2005
WASH. D.C.
185

RE: PROMATEK INDUSTRIES LTD.
Annual General Meeting of Shareholders

Dear Sirs:

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of the subject Company:

Record Date:	**November 3, 2005**
Meeting Date:	**December 8, 2005**
Place of Meeting:	**Montreal, Quebec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Flavio Moroso

FM/aa

dlw 10/27

c.c.: Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kugler-kandestin.com